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SEC 17005037

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SEC Mail Processing Section FEB 28 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle Suite 500
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 823-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Securities, LLC, as of December 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of February 2017 by Peter Pellizzon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public



A. HANYU
Commission No. 2141819
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires FEBRUARY 6, 2020
NCC1


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Hollencrest Securities, LLC:

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC ("the Company") as of December 31, 2016, and the related notes (the "financial statements"). These financial statements are the responsibility of Hollencrest Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

HOLLENCREST SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	67,196
Receivables from clearing and custodial brokers		1,343,391
Deposit with clearing organization		100,000
Investments in real estate companies		83,608
Receivable from affiliates		120,889
Receivable from customers		127,829
Receivable - other		92,524
Prepaid expenses		180,143
Property and equipment - net		47,955
Total assets	$	2,163,535

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	135,910
Commissions payable		71,668
Deferred rent		38,316
Pension payable		190,000
Total liabilities		435,894
Commitments and contingencies		
Members' Equity		
Members' equity		1,727,641
Total members' equity		1,727,641
Total liabilities and members' equity	$	2,163,535

The accompanying notes are an integral part of these financial statements.

HOLLENCREST SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA"), a broker/dealer and Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), a member of the Municipal Securities Rulemaking Board ("MSRB"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trusts, institutional, and corporate clients. The Company provides retail brokerage services, buying and selling of various corporate equity and debt, OTC, listed equities, municipals, and variable life insurance securities, as well as engaging in proprietary trading of securities for its own account. The Company also provides investment advisory services.

Under its membership agreement with FINRA and pursuant to Rule l5c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule l5c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing and custodial organizations represent commissions earned on securities transactions, interest participation, 12b-1 fees and management fees. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Revenues from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company.

Marketing costs are expensed as incurred. For the year ended December 31, 2016, the Company charged $43,089, to other operating expenses for marketing costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2: RECEIVABLES FROM CLEARING AND CUSTODIAL BROKERS

Pursuant to a clearing agreement with National Financial Services, LLC ("Clearing Broker"), the Company introduces securities transactions to the Clearing Broker on a fully disclosed basis. The Company also has custodial agreements with other broker/dealers ("Custodial Brokers"). Customers' money balances and security positions are carried on the books of the Clearing Broker and the Custodial Brokers. In accordance with the clearing and custodial agreements, the Company has agreed to indemnify these brokers for losses, if any, which they may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker and Custodial Brokers monitor collateral on the customers' accounts. As of December 31, 2016, the receivables due from the Clearing and Custodial Brokers of $1,343,391 was pursuant to these agreements.

HOLLENCREST SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company maintains a cash deposit with the Clearing Broker which serves as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2016 was $100,000.

Note 4: INVESTMENTS IN REAL ESTATE COMPANIES

The Company has invested in various limited liability companies which act as general partner for entities owning and operating apartment complexes throughout the United Sates. The Company earns a one-time fee for advisory services during the acquisition of the real estate and management fees for advisory services throughout the year. For the year ended December 31, 2016, $979,661 was included as other income and $264,222 was included as financial advisory and management fees, respectively. The investments in the limited liability companies are carried at market values and amount to $83,208 at December 31, 2016.

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 143,853	7
Computer equipment	106,725	3
Office equipment	26,727	5
Total cost of property and equipment	277,305	
Less: accumulated depreciation	(229,350)	
Property and equipment, net	$ 47,955	

Depreciation expense for the year ended December 31, 2016 was $40,167.

Note 6: INCOME TAXES

The Company, with the consent of its Members, has elected to be a California limited liability company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in these financial statements.

Note 6: INCOME TAXES
(Continued)

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. For the year ended December 31, 2016, the income tax provision consists of the following:

Franchise tax	$ 1,100
Gross receipts tax	11,790
Total income tax provision	$ 12,890

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by F ASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Assets	Level 1	Level 2	Level 3	Total
Investments, FV	$ -	$ -	$ 83,608	$ 83,608
	$ -	$ -	$ 83,608	$ 83,608

	Level 3
Balance at December 31, 2015	$ 1,100
Unrealized gains and (losses)	-
Realized gains and (losses)	-
Purchases, issuances and settlements	82,508
Transfers in (out)	-
Balance at December 31, 2016	$ 83,608

Note 8: RELATED PARTY TRANSACTIONS

Certain Members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund") and Double Eagle Partners, LLC ("DEP"). The Company also serves as investment advisor to the Fund and certain investments of DEP. The Company earns commissions on securities transactions of the Fund, and management fees for advisory services provided to the Fund and DEP. For the year ended December 31, 2016, the Company earned $243,100 in commissions and management fees from these relationships.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

HOLLENCREST SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 9: PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees and Members. Contributions are determined at the discretion of management. The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees and Members with an employer matching feature. The Company may make discretionary contributions as determined by management. Total employer contributions for the year ended December 31, 2016, is estimated to be $190,000.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

Commitments

On August 2, 2012, the Company signed a second amendment to its office lease agreement for an additional sixty-five months that will expire on May 31, 2018. The lease contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

At December 31, 2016, the minimum annual payments are as follows:

Year Ending December 31,	
2017	$ 221,941
2018	93,690
	$ 315,631

Contingencies
The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Management has reviewed the accounting updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption, if any, and disclosed them in the appropriate footnote. Management has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material effect on the financial statements taken as a whole.

Note 13: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

HOLLENCREST SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 14: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

Management is continuing to evaluate its registration as a broker/dealer with FINRA and does not anticipate this potential change to have any significant effect on the Company's financial position, results of operations or cash flows.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day. On December 31, 2016, the Company had net capital of $1,074,693 which was $974,693 in excess of its required minimum net capital of $ 100,000. The Company's ratio of aggregate indebtedness ($435,894) to net capital was 0.4 to 1, which is less than the 15 to 1 maximum allowed.

Hollencrest Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2016

PUBLIC